# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NCR Voyix Corporation, CIK 0000070866
CUSIP: 62886E108
Title of class of securities: Common Stock, par value $0.01 per share (the "Common Stock")
Address of issuer's principal executive offices: 864 Spring St NW, Atlanta, Georgia (GA), 30308
Date of event which requires filing of this statement: 04/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001626220

## Reporting persons
- Greenhouse Long Only Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,934,001; sole dispositive power 0; shared dispositive power 6,934,001; aggregate amount beneficially owned 6,934,001 (5% of the class)
- Greenhouse Fund GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,960,385; sole dispositive power 0; shared dispositive power 11,960,385; aggregate amount beneficially owned 11,960,385 (8.7% of the class)
- Greenhouse Funds LLLP: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,932,739; sole dispositive power 0; shared dispositive power 15,583,589; aggregate amount beneficially owned 15,583,589 (11.3% of the class)
- Greenhouse GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,932,739; sole dispositive power 0; shared dispositive power 15,583,589; aggregate amount beneficially owned 15,583,589 (11.3% of the class)
- Joseph Milano: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,932,739; sole dispositive power 0; shared dispositive power 15,583,589; aggregate amount beneficially owned 15,583,589 (11.3% of the class)

## Item 1. Issuer
Name of issuer: NCR Voyix Corporation
Address of issuer's principal executive offices: 864 Spring Street NW, Atlanta, Georgia 30308

## Item 2. Person Filing
Name of person filing:
Greenhouse Long Only Master Fund LP ("Greenhouse Long Only Master Fund")
Greenhouse Fund GP LLC ("Greenhouse Fund GP")
Greenhouse Funds LLLP ("Greenhouse")
Greenhouse GP LLC ("Greenhouse GP")
Joseph Milano
Address of principal business office or, if none, residence:
Greenhouse Long Only Master Fund LP
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

Greenhouse Fund GP LLC
605 S. Eden St.
Suite 250
Baltimore, MD 21231

Greenhouse Funds LLLP
605 S. Eden St.
Suite 250
Baltimore, MD 21231

Greenhouse GP LLC
605 S. Eden St.
Suite 250
Baltimore, MD 21231

Joseph Milano
605 S. Eden St.
Suite 250
Baltimore, MD 21231
Citizenship:
Greenhouse Long Only Master Fund LP - Cayman Islands
Greenhouse Fund GP LLC - Delaware
Greenhouse Funds LLLP - Delaware
Greenhouse GP LLC - Delaware
Joseph Milano - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Greenhouse Long Only Master Fund LP - 6,934,001
Greenhouse Fund GP LLC - 11,960,385
Greenhouse Funds LLLP - 15,583,589
Greenhouse GP LLC - 15,583,589
Joseph Milano - 15,583,589
Percent of class:
Greenhouse Long Only Master Fund LP - 5.0%
Greenhouse Fund GP LLC - 8.7%
Greenhouse Funds LLLP - 11.3%
Greenhouse GP LLC - 11.3%
Joseph Milano - 11.3%
Sole power to vote or to direct the vote:
Greenhouse Long Only Master Fund LP - 0
Greenhouse Fund GP LLC - 0
Greenhouse Funds LLLP - 0
Greenhouse GP LLC - 0
Joseph Milano - 0
Shared power to vote or to direct the vote:
Greenhouse Long Only Master Fund LP - 6,934,001
Greenhouse Fund GP LLC - 11,960,385
Greenhouse Funds LLLP - 13,932,739
Greenhouse GP LLC - 13,932,739
Joseph Milano - 13,932,739
Sole power to dispose or to direct the disposition:
Greenhouse Long Only Master Fund LP - 0
Greenhouse Fund GP LLC - 0
Greenhouse Funds LLLP - 0
Greenhouse GP LLC - 0
Joseph Milano - 0
Shared power to dispose or to direct the disposition:
Greenhouse Long Only Master Fund LP - 6,934,001
Greenhouse Fund GP LLC - 11,960,385
Greenhouse Funds LLLP - 15,583,589
Greenhouse GP LLC - 15,583,589
Joseph Milano - 15,583,589

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Greenhouse. None of those private funds or managed accounts, other than Greenhouse Long Only Master Fund, may be deemed to beneficially own more than 5% of the Common Stock, $0.01 par value.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- Greenhouse Long Only Master Fund LP: By: Greenhouse Fund GP LLC, its general partner, By: /s/ Joseph Milano*, Joseph Milano / Authorized Person (05/01/2025)
- Greenhouse Fund GP LLC: By: /s/ Joseph Milano*, Joseph Milano / Authorized Person (05/01/2025)
- Greenhouse Funds LLLP: By: Greenhouse GP LLC, its general partner, By: /s/ Joseph Milano*, Joseph Milano / Authorized Person (05/01/2025)
- Greenhouse GP LLC: By: /s/ Joseph Milano*, Joseph Milano / Authorized Person (05/01/2025)
- Joseph Milano: By: /s/ Joseph Milano*, Joseph Milano (05/01/2025)
Comment: Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.